Exhibit 21.1
Subsidiaries of CareDx, Inc.

Name	State or Jurisdiction of Incorporation or Organization
CareDx International AB	Sweden
CareDx AB	Sweden
CareDx Lab Solutions, Inc.	Delaware
CareDx Transplant Management, Inc.	Nebraska
CareDx GmbH	Austria
CareDx Pty Ltd.	Australia